[SHIP] [VANGUARD LOGO]


                                 April 22, 2005


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                 VIA E-MAIL
450 Fifth Street, N.W., Fifth Floor
Washington, D.C. 20549

RE:      VANGUARD INDEX FUNDS (THE "TRUST"); FILE NO. 2-56846

Dear Mr. Sandoe:

     Thank you for your comments of April 14, 2005 regarding the Trust's 95th Post-Effective Amendment to the Registration Statement that was filed on February 28, 2005 pursuant to Rule 485(a). The following are our responses to each of your comments. Each prospectus page reference is to the Investor Shares and Admiral Shares version of the Vanguard U.S. Stock Index Funds' prospectus.


COMMENT 1:     ADDITION OF MID-CAP  RISK TO VANGUARD  TOTAL STOCK  MARKET  INDEX
               FUND (PAGE 2)

Comment: If the Vanguard Total Stock Market Index Fund (the "Stock Fund") invests in mid-cap stocks, move mid-cap risk disclosure to the Primary Risks section of the prospectus.

Response:      Item 2 of Form N-1A requires a summary of "the principal risks of investing in the Fund, including the risks to which the Fund's portfolio as a whole is subject" (emphasis added). This requires disclosure of the risks of a fund's overall portfolio, not every risk associated with each type of security held by the fund. The
               Commission's approach to risk disclosure is succinctly summarized in the 1998 release adopting sweeping revisions to Form N-1A
               (Investment  Company Act Release No. 23064 (March 13, 1998). Part
               II.A.3.b of the release states "disclosure about the risks associated with each type of security in which the fund may invest does not effectively communicate to [investors] the overall risks of investing in the fund. In the Commission's view, disclosing the risks of each possible portfolio investment, rather than the overall risks of investing in a fund, does not help investors evaluate a particular fund or compare the risks of the fund with those of other funds."

Mr. Christian Sandoe
Aprill 22, 2005
Page 2 of 3


               Applying the Commission's position to the Stock Fund, we conclude that disclosing mid-cap risk in Item 2 would not effectively communicate the overall risks of investing in the Stock Fund. The risk of investing in funds focused on mid- or small-cap stocks is that their returns can be more volatile than the returns of funds investing in large-cap stocks. This risk, however, is not significant for the Stock Fund for two primary reasons. First, large-capitalization stocks constitute the preponderance of the Stock Fund's assets. Second, the Stock Fund's limited exposure to mid-and small-cap stocks is spread across the whole universe of domestic stocks. The result of this diversification is to limit sector-specific and stock-specific risk, including mid-cap risk.

               The modest, and broad, exposure to mid- and small-cap stocks actually served to reduce the volatility of returns. For the 36-month period ended March 31, 2005, the Stock Fund had a beta of 1.00 versus the Dow Jones Wilshire 5000 Composite Index (i.e., matched the volatility exactly). Relative to the S&P 500 Index, the Stock Fund's beta was 0.98% (i.e., slightly less volatile than the large-cap-only S&P 500 Index).

               Highlighting the potential volatility of a relatively small portion of the Stock Fund's holdings in the Primary Risks section of the prospectus would be inappropriate, potentially misleading, and contrary to the intent of the Commission.

COMMENT 2:     INVESTMENT ADVISOR CLARIFICATION (PAGE 34)

Comment: In the Investment Advisor section of the prospectus, better clarify that George Sauter oversees, rather than does the day-to-day management, of the Funds within the Trust.

Response:      We believe that the disclosure is clear as written. The paragraph describing Mr. Sauter states that he is responsible for the "oversight of approximately $530 billion managed by Vanguard's
               Quantitative Equity and Fixed Income Groups." Furthermore, the introduction to the "Plain Talk About The Funds' Portfolio
               Managers" clearly states that the individuals listed in the highlighted "Plain Talk" box are "primarily responsible for the day-to-day management of the Funds' portfolios." In light of our clear statements about the roles of each individual, we do not believe that it is necessary to state that Mr. Sauter does not have day-to-day management responsibilities for the Funds.

COMMENT 3:     REVISE BOARD REVIEW OF ADVISORY CONTRACTS
               (PAGE B-29 IN THE STATEMENT OF ADDITIONAL INFORMATION ("SAI")

Comment: Add disclosure to the SAI that relates the factors considered by each Fund's board in reviewing investment advisory agreements to the particulars of each Fund, pursuant to Item 12(b)(10) of Form N-1A.

Mr. Christian Sandoe
April 22, 2005
Page 3 of 3



Response:      Item 12(b)(10)  requires  funds to "discuss in reasonable  detail the material  factors and the  conclusions  with respect  thereto that formed the basis for the board of  directors  approving  the existing  investment  advisory  contract."  We have  revised  our
               existing  disclosure   regarding  board  approval  of  investment
               advisory agreements.

               We propose to revise the relevant SAI disclosure as indicated in Appendix A to this letter. Please note that the proposed disclosure in Appendix A is subject to editorial revision and completion.

COMMENT 4:     TANDY REQUIREMENTS

Comment:       The SEC is now requiring all registrants to provide at the end of
               response  letters  to  registration   statement   comments,   the
               following statements:


o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

               o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

               o Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:      As required by the SEC, we will provide the foregoing
               acknowledgements.

                                    * * * * *

               As required by the SEC, the Funds acknowledge that:

               o The Funds are responsible for the adequacy and accuracy of the disclosure in the filing.

               o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

               o The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call me at (610) 669-5284 if you have any further questions.

                                   Sincerely,


                                Lisa L. B. Matson
                                Associate Counsel
                                The Vanguard Group, Inc.


Enclosure

                                   APPENDIX A


BOARD REVIEW OF INVESTMENT ADVISORY ARRANGEMENTS

Each Fund's board of trustees oversees the Fund's management and performance on a regular basis. In addition, the board considers annually whether each Fund and its shareholders continue to benefit from the internalized management structure whereby the Fund receives investment management services at cost from Vanguard's Quantitative Equity Group. Vanguard provides the board with monthly, quarterly, and annual analyses of the Quantitative Equity Group's performance. In addition, Vanguard provides the board with quarterly self-evaluations and certain other information the board deems important to evaluate the short- and long-term performance of each Fund's internalized management. Each Fund's portfolio managers meet with the board periodically to discuss the management and performance of the Fund.

     When considering whether to continue the internalized management structure of each Fund, the board examines several factors, but does not identify any particular factor as controlling their decision. The board also reviews the investment performance of each Fund compared with a peer group of funds and an appropriate index.

     After reviewing and considering various factors as they relate to the Funds, the board determines whether it would be in the best interests of the respective fund shareholders to continue the internalized management arrangement.

     In its most recent review of each Fund's advisory arrangement, the board identified no single factor that controlled the decision. The primary factors underlying the board's determination to renew each Fund's advisory arrangements were as follows:

VANGUARD TOTAL STOCK MARKET INDEX FUND

The board considered the following factors when determining whether Vanguard should continue providing internalized investment management services at cost to the Fund:

-    The nature, extent, and quality of the services provided.

-    The investment performance of the Fund's assets managed by Vanguard.

-    The fair market value of the services provided.

- A comparative analysis of expense ratios of, and advisory fees paid by, similar funds.

-    Vanguard's control of the operating expenses of the Fund.

     The specific Fund performance and advisory fee information considered by the board included the following:


                                             AVERAGE ANNUAL RETURN (BEFORE TAXES)
                                             ------------------------------------
                                                                                                                    ADVISORY FEES
                                                                                                                  EXPRESSED AS AN
                                                           5 YEARS               10 YEARS                        ANNUAL EFFECTIVE
                                1 YEAR ENDED                 ENDED                  ENDED                      RATE OF THE FUNDS'
                                  12/31/2004            12/31/2004             12/31/2004    EXPENSE RATIO      AVERAGE NET ASSET
                                  ----------            ----------             ----------    -------------      -----------------
 INDEX FUND INVESTOR SHARES*          12.52%                -1.44%                 11.81%            0.19%        Less than 0.01%
 Average Multi-Cap Core Fund**        11.05                 -0.48                  10.91             1.36                   0.56
 Dow Jones Wilshire 5000 Index        12.62                 -1.42                  11.92              N/A                    N/A

*    Information  about the Fund's other share classes may be found elsewhere in this Statement of Additional Information.
**   Derived from data provided by Lipper Inc.


- The board considered the Fund's short- and long-term investment performance, which is disclosed in the table above. The board concluded that the Fund outperformed or performed near the average multi-cap core fund and its benchmark index over the short- and long-term.

- The board concluded that, in the aggregate, the nature, extent, and quality of services provided by Vanguard to the Fund are appropriate and should continue.

- The board assessed the advisory expenses incurred by the Fund and considered the fair market value of the services provided in light of the expenses incurred. The board concluded that the expenses incurred were significantly less than the average advisory fee paid by others in the Fund's Lipper peer group.

- Based upon its most recent evaluation of the investment staff, the portfolio management process, the investment performance, and the at-cost, internalized management arrangements, the board of the Fund determined that it would be in the best interests of the Fund's shareholders to continue its internalized management arrangement.

- Finally, the board considered whether the Fund should obtain alternative portfolio management services and concluded that, under all the circumstances and based on its informed business judgment, the most appropriate course of action in the best interests of the Fund's shareholders was to continue the investment management arrangement with Vanguard.

VANGUARD 500 INDEX FUND

The board considered the following factors when determining whether Vanguard should continue providing internalized investment management services at cost to the Fund:

-    The nature, extent, and quality of the services provided.

-    The investment performance of the Fund's assets managed by Vanguard.

-    The fair market value of the services provided.

- A comparative analysis of expense ratios of, and advisory fees paid by, similar funds.

-    Vanguard's control of the operating expenses of the Fund.

     The specific Fund performance and advisory fee information considered by the board included the following:

                                             AVERAGE ANNUAL RETURN (BEFORE TAXES)
                                             ------------------------------------
                                                                                                                    ADVISORY FEES
                                                                                                                  EXPRESSED AS AN
                                                           5 YEARS               10 YEARS                        ANNUAL EFFECTIVE
                                1 YEAR ENDED                 ENDED                  ENDED                      RATE OF THE FUNDS'
                                  12/31/2004            12/31/2004             12/31/2004    EXPENSE RATIO      AVERAGE NET ASSET
                                  ----------            ----------             ----------    -------------      -----------------
VANGUARD 500 INDEX FUND
 INVESTOR SHARES*                     10.74%                -2.38%                 12.00%            0.18%        Less than 0.01%
 Average Large-Cap Core Fund**         7.79                 -4.05                   9.82             1.45                   0.61
 S&P 500 Index                        10.88                 -2.30                  12.07              N/A                    N/A

*    Information  about the Fund's other share classes may be found elsewhere in this Statement of Additional Information.
**   Derived from data provided by Lipper Inc.

- The board considered the Fund's short- and long-term investment performance, which is disclosed in the table above. The board concluded that the Fund outperformed the average large-cap core fund and performed near its benchmark index over the short- and long-term.

- The board concluded that, in the aggregate, the nature, extent, and quality of services provided by Vanguard to the Fund are appropriate and should continue.

- The board assessed the advisory expenses incurred by the Fund and considered the fair market value of the services provided in light of the expenses incurred. The board concluded that the expenses incurred were significantly less than the average advisory fee paid by others in the Fund's Lipper peer group.

- Based upon its most recent evaluation of the investment staff, the portfolio management process, the investment performance, and the at-cost, internalized management arrangements, the board of the Fund determined that it would be in the best interests of the Fund's shareholders to continue its internalized management arrangement.

- Finally, the board considered whether the Fund should obtain alternative portfolio management services and concluded that, under all the circumstances and based on its informed business judgment, the most appropriate course of action in the best interests of the Fund's shareholders was to continue the investment management arrangement with Vanguard.

VANGUARD EXTENDED MARKET INDEX FUND

The board considered the following factors when determining whether Vanguard should continue providing internalized investment management services at cost to the Fund:

-    The nature, extent, and quality of the services provided.

-    The investment performance of the Fund's assets managed by Vanguard.

-    The fair market value of the services provided.

- A comparative analysis of expense ratios of, and advisory fees paid by, similar funds.

-    Vanguard's control of the operating expenses of the Fund.

     The specific Fund performance and advisory fee information considered by the board included the following:

                                             AVERAGE ANNUAL RETURN (BEFORE TAXES)
                                             ------------------------------------
                                                                                                                    ADVISORY FEES
                                                                                                                  EXPRESSED AS AN
                                                           5 YEARS               10 YEARS                        ANNUAL EFFECTIVE
                                1 YEAR ENDED                 ENDED                  ENDED                      RATE OF THE FUNDS'
                                  12/31/2004            12/31/2004             12/31/2004    EXPENSE RATIO      AVERAGE NET ASSET
                                  ----------            ----------             ----------    -------------      -----------------
VANGUARD EXTENDED MARKET INDEX FUND
 INVESTOR SHARES*                     18.71%                 1.37%                 12.16%            0.25%       Less than 0.005%
 Average Mid-Cap Core Fund**          15.52                  5.78                  14.01             1.54                   0.67
 Dow Jones Wilshire 4500 Index        18.57                  1.38                  11.97              N/A                    N/A

*    Information  about the Fund's other share classes may be found elsewhere in this Statement of Additional Information.
**   Derived from data provided by Lipper Inc.


- The board considered the Fund's short- and long-term investment performance, which is disclosed in the table above. The board concluded that the Fund outperformed the average mid-cap core fund over the short-term, and outperformed or performed near its benchmark index over the short- and long-term.

- The board concluded that, in the aggregate, the nature, extent, and quality of services provided by Vanguard to the Fund are appropriate and should continue.

- The board assessed the advisory expenses incurred by the Fund and considered the fair market value of the services provided in light of the expenses incurred. The board concluded that the expenses incurred were significantly less than the average advisory fee paid by others in the Fund's Lipper peer group.

- Based upon its most recent evaluation of the investment staff, the portfolio management process, the investment performance, and the at-cost, internalized management arrangements, the board of the Fund determined that it would be in the best interests of the Fund's shareholders to continue its internalized management arrangement.

- Finally, the board considered whether the Fund should obtain alternative portfolio management services and concluded that, under all the circumstances and based on its informed business judgment, the most appropriate course of action in the best interests of the Fund's shareholders was to continue the investment management arrangement with Vanguard.

VANGUARD LARGE-CAP INDEX FUND

The board considered the following factors when determining whether Vanguard should continue providing internalized investment management services at cost to the Fund:

-    The nature, extent, and quality of the services provided.

-    The investment performance of the Fund's assets managed by Vanguard.

-    The fair market value of the services provided.

- A comparative analysis of expense ratios of, and advisory fees paid by, similar funds.

-    Vanguard's control of the operating expenses of the Fund.

     The specific Fund performance and advisory fee information considered by the board included the following:

                                             AVERAGE ANNUAL RETURN (BEFORE TAXES)
                                             ------------------------------------

                                                           5 YEARS               10 YEARS                           ADVISORY FEES
                                                         (or since              (or since                         EXPRESSED AS AN
                                                        inception)             inception)                        ANNUAL EFFECTIVE
                                1 YEAR ENDED                 ENDED                  ENDED                      RATE OF THE FUNDS'
                                  12/31/2004            12/31/2004             12/31/2004    EXPENSE RATIO      AVERAGE NET ASSET
                                  ----------            ----------             ----------    -------------      -----------------
VANGUARD LARGE-CAP INDEX FUND
 INVESTOR SHARES* (Inception date
 January 30, 2004)                     9.13%                   N/A                    N/A            0.20%                  0.01%
 Average Large-Cap Core Fund**         6.13                    N/A                    N/A            1.45                   0.61
 MSCI US Prime Market 750 Index        9.31                    N/A                    N/A             N/A                    N/A

*    Information  about the Fund's other share classes may be found elsewhere in this Statement of Additional Information.
**   Derived from data provided by Lipper Inc.

- The board considered the Fund's investment performance since inception, which is disclosed in the preceding table. The board concluded that during that time period the Fund outperformed or performed near the average large-cap core fund and its benchmark index.

- The board concluded that, in the aggregate, the nature, extent, and quality of services provided by Vanguard to the Fund are appropriate and should continue.

- The board assessed the advisory expenses incurred by the Fund and considered the fair market value of the services provided in light of the expenses incurred. The board concluded that the expenses incurred were significantly less than the average advisory fee paid by others in the Fund's Lipper peer group.

- Based upon its most recent evaluation of the investment staff, the portfolio management process, the investment performance, and the at-cost, internalized management arrangements, the board of the Fund determined that it would be in the best interests of the Fund's shareholders to continue its internalized management arrangement.

- Finally, the board considered whether the Fund should obtain alternative portfolio management services and concluded that, under all the circumstances and based on its informed business judgment, the most appropriate course of action in the best interests of the Fund's shareholders was to continue the investment management arrangement with Vanguard.

VANGUARD MID-CAP INDEX FUND

The board considered the following factors when determining whether Vanguard should continue providing internalized investment management services at cost to the Fund:

-    The nature, extent, and quality of the services provided.

-    The investment performance of the Fund's assets managed by Vanguard.

-    The fair market value of the services provided.

- A comparative analysis of expense ratios of, and advisory fees paid by, similar funds.

-    Vanguard's control of the operating expenses of the Fund.

     The specific Fund performance and advisory fee information considered by the board included the following:

                                             AVERAGE ANNUAL RETURN (BEFORE TAXES)
                                             ------------------------------------

                                                                                 10 YEARS                           ADVISORY FEES
                                                                                (or since                         EXPRESSED AS AN
                                                           5 YEARS             inception)                        ANNUAL EFFECTIVE
                                1 YEAR ENDED                 ENDED                  ENDED                      RATE OF THE FUNDS'
                                  12/31/2004            12/31/2004             12/31/2004    EXPENSE RATIO      AVERAGE NET ASSET
                                  ----------            ----------             ----------    -------------      -----------------
VANGUARD MID-CAP INDEX FUND
 INVESTOR SHARES* (Inception
 date May 21, 1998)                   20.35%                10.13%                 11.28%            0.22%       Less than 0.005%
 Average Mid-Cap Core Fund**          15.52                  5.78                   9.33             1.54                   0.67
 Spliced Mid Cap Index+               20.52                 10.00                  10.99              N/A                    N/A

*    Information  about the Fund's other share classes may be found elsewhere in this Statement of Additional Information.
**   Derived from data provided by Lipper Inc.
+    The Spliced Index  reflects the  performance  of the Fund's  previous index through May 16, 2003, and of the current MSCI Index thereafter.

- The board considered the Fund's short- and long-term investment performance, which is disclosed in the table above. The board concluded that for each time period the Fund outperformed the average mid-cap core fund and performed near its benchmark index.

- The board concluded that, in the aggregate, the nature, extent, and quality of services provided by Vanguard to the Fund are appropriate and should continue.

- The board assessed the advisory expenses incurred by the Fund and considered the fair market value of the services provided in light of the expenses incurred. The board concluded that the expenses incurred were significantly less than the average advisory fee paid by others in the Fund's Lipper peer group.

- Based upon its most recent evaluation of the investment staff, the portfolio management process, the investment performance, and the at-cost, internalized management arrangements, the board of the Fund determined that it would be in the best interests of the Fund's shareholders to continue its internalized management arrangement.

- Finally, the board considered whether the Fund should obtain alternative portfolio management services and concluded that, under all the circumstances and based on its informed business judgment, the most appropriate course of action in the best interests of the Fund's shareholders was to continue the investment management arrangement with Vanguard.

VANGUARD SMALL-CAP INDEX FUND

The board considered the following factors when determining whether Vanguard should continue providing internalized investment management services at cost to the Fund:

-    The nature, extent, and quality of the services provided.

-    The investment performance of the Fund's assets managed by Vanguard.

-    The fair market value of the services provided.

- A comparative analysis of expense ratios of, and advisory fees paid by, similar funds.

-    Vanguard's control of the operating expenses of the Fund.

     The specific Fund performance and advisory fee information considered by the board included the following:

                                             AVERAGE ANNUAL RETURN (BEFORE TAXES)
                                             ------------------------------------
                                                                                                                    ADVISORY FEES
                                                                                                                  EXPRESSED AS AN
                                                           5 YEARS               10 YEARS                        ANNUAL EFFECTIVE
                                1 YEAR ENDED                 ENDED                  ENDED                      RATE OF THE FUNDS'
                                  12/31/2004            12/31/2004             12/31/2004    EXPENSE RATIO      AVERAGE NET ASSET
                                  ----------            ----------             ----------    -------------      -----------------
VANGUARD SMALL-CAP INDEX
 FUND INVESTOR SHARES*                19.90%                 6.98%                 12.28%            0.23%       Less than 0.005%
 Average Small-Cap Core
Fund**                                18.38                  9.57                  14.51             1.73                   0.71
 Spliced Small Cap
Index+                                20.01                  6.65                  11.56              N/A                    N/A

*    Information  about the Fund's other share classes may be found elsewhere in this Statement of Additional Information.
**   Derived from data provided by Lipper Inc.
+    The Spliced Index  reflects the  performance  of the Fund's  previous index through May 16, 2003, and of the current MSCI Index thereafter.


- The board considered the Fund's short- and long-term investment performance, which is disclosed in the table above. The board concluded that the Fund outperformed or performed near the average small-cap core fund and its benchmark index over the short-term. The board noted that the Fund underperformed the average small-cap core fund but outperformed its benchmark index over the long-term.

- The board concluded that, in the aggregate, the nature, extent, and quality of services provided by Vanguard to the Fund are appropriate and should continue.

- The board assessed the advisory expenses incurred by the Fund and considered the fair market value of the services provided in light of the expenses incurred. The board concluded that the expenses incurred were significantly less than the average advisory fee paid by others in the Fund's Lipper peer group.

- Based upon its most recent evaluation of the investment staff, the portfolio management process, the investment performance, and the at-cost, internalized management arrangements, the board of the Fund determined that it would be in the best interests of the Fund's shareholders to continue its internalized management arrangement.

- Finally, the board considered whether the Fund should obtain alternative portfolio management services and concluded that, under all the circumstances and based on its informed business judgment, the most appropriate course of action in the best interests of the Fund's shareholders was to continue the investment management arrangement with Vanguard.

VANGUARD VALUE INDEX FUND

The board considered the following factors when determining whether Vanguard should continue providing internalized investment management services at cost to the Fund:

-    The nature, extent, and quality of the services provided.

-    The investment performance of the Fund's assets managed by Vanguard.

-    The fair market value of the services provided.

- A comparative analysis of expense ratios of, and advisory fees paid by, similar funds.

-    Vanguard's control of the operating expenses of the Fund.

     The specific Fund performance and advisory fee information considered by the board included the following:

                                             AVERAGE ANNUAL RETURN (BEFORE TAXES)
                                             ------------------------------------
                                                                                                                    ADVISORY FEES
                                                                                                                  EXPRESSED AS AN
                                                           5 YEARS               10 YEARS                        ANNUAL EFFECTIVE
                                1 YEAR ENDED                 ENDED                  ENDED                      RATE OF THE FUNDS'
                                  12/31/2004            12/31/2004             12/31/2004    EXPENSE RATIO      AVERAGE NET ASSET
                                  ----------            ----------             ----------    -------------      -----------------
VANGUARD VALUE INDEX
 FUND INVESTOR SHARES*                15.29%                 2.43%                 12.16%            0.21%       Less than 0.005%
 Average Large-Cap Value
Fund**                                11.94                  1.68                  11.53             1.41                   0.58
 Spliced Value Index+                 15.44                  2.53                  12.27              N/A                    N/A

*    Information  about the Fund's other share classes may be found elsewhere in this Statement of Additional Information.
**   Derived from data provided by Lipper Inc.
+    The Spliced Index  reflects the  performance  of the Fund's  previous index through May 16, 2003, and of the current MSCI Index thereafter.


- The board considered the Fund's short- and long-term investment performance, which is disclosed in the table above. The board concluded that the Fund outperformed the average large-cap value fund and performed near its benchmark index over the short- and long-term.

- The board concluded that, in the aggregate, the nature, extent, and quality of services provided by Vanguard to the Fund are appropriate and should continue.

- The board assessed the advisory expenses incurred by the Fund and considered the fair market value of the services provided in light of the expenses incurred. The board concluded that the expenses incurred were significantly less than the average advisory fee paid by others in the Fund's Lipper peer group.

- Based upon its most recent evaluation of the investment staff, the portfolio management process, the investment performance, and the at-cost, internalized management arrangements, the board of the Fund determined that it would be in the best interests of the Fund's shareholders to continue its internalized management arrangement.

- Finally, the board considered whether the Fund should obtain alternative portfolio management services and concluded that, under all the circumstances and based on its informed business judgment, the most appropriate course of action in the best interests of the Fund's shareholders to was continue the investment management arrangement with Vanguard.

VANGUARD SMALL-CAP VALUE INDEX FUND

The board considered the following factors when determining whether Vanguard should continue providing internalized investment management services at cost to the Fund:

-    The nature, extent, and quality of the services provided.

-    The investment performance of the Fund's assets managed by Vanguard.

-    The fair market value of the services provided.

- A comparative analysis of expense ratios of, and advisory fees paid by, similar funds.

-    Vanguard's control of the operating expenses of the Fund.

     The specific Fund performance and advisory fee information considered by the board included the following:


                                             AVERAGE ANNUAL RETURN (BEFORE TAXES)
                                             ------------------------------------

                                                                                 10 YEARS                           ADVISORY FEES
                                                                                (or since                         EXPRESSED AS AN
                                                           5 YEARS             inception)                        ANNUAL EFFECTIVE
                                1 YEAR ENDED                 ENDED                  ENDED                      RATE OF THE FUNDS'
                                  12/31/2004            12/31/2004             12/31/2004    EXPENSE RATIO      AVERAGE NET ASSET
                                  ----------            ----------             ----------    -------------      -----------------
VANGUARD SMALL-CAP VALUE
 INDEX FUND INVESTOR SHARES*
 (Inception date May 21, 1998)        23.55%                15.05%                  9.51%            0.23%                  0.01%
 Average Small-Cap Value Fund**       20.86                 16.25                  10.34             1.62                   0.78
 Spliced Small Cap Value Index+       23.72                 14.41                   8.85              N/A                    N/A

*    Information  about the Fund's other share classes may be found elsewhere in this Statement of Additional Information.
**   Derived from data provided by Lipper Inc.
+    The Spliced Index  reflects the  performance  of the Fund's  previous index through May 16, 2003, and of the current MSCI Index thereafter.

- The board considered the Fund's short- and long-term investment performance, which is disclosed in the preceding table. The board concluded that the Fund outperformed or performed near the average small-cap value fund and its benchmark index over the short-term. The board noted that the Fund underperformed the average small-cap value fund over the long-term but outperformed its benchmark index during that time period

- The board concluded that, in the aggregate, the nature, extent, and quality of services provided by Vanguard to the Fund are appropriate and should continue.

- The board assessed the advisory expenses incurred by the Fund and considered the fair market value of the services provided in light of the expenses incurred. The board concluded that the expenses incurred were significantly less than the average advisory fee paid by others in the Fund's Lipper peer group.

- Based upon its most recent evaluation of the investment staff, the portfolio management process, the investment performance, and the at-cost, internalized management arrangements, the board of the Fund determined that it would be in the best interests of the Fund's shareholders to continue its internalized management arrangement.

- Finally, the board considered whether the Fund should obtain alternative portfolio management services and concluded that, under all the circumstances and based on its informed business judgment, the most appropriate course of action in the best interests of the Fund's shareholders was to continue the investment management arrangement with Vanguard.

VANGUARD GROWTH INDEX FUND

The board considered the following factors when determining whether Vanguard should continue providing internalized investment management services at cost to the Fund:

-    The nature, extent, and quality of the services provided.

-    The investment performance of the Fund's assets managed by Vanguard.

-    The fair market value of the services provided.

- A comparative analysis of expense ratios of, and advisory fees paid by, similar funds.

-    Vanguard's control of the operating expenses of the Fund.

     The specific Fund performance and advisory fee information considered by the board included the following:


                                             AVERAGE ANNUAL RETURN (BEFORE TAXES)
                                             ------------------------------------
                                                                                                                    ADVISORY FEES
                                                                                                                  EXPRESSED AS AN
                                                           5 YEARS               10 YEARS                        ANNUAL EFFECTIVE
                                1 YEAR ENDED                 ENDED                  ENDED                      RATE OF THE FUNDS'
                                  12/31/2004            12/31/2004             12/31/2004    EXPENSE RATIO      AVERAGE NET ASSET
                                  ----------            ----------             ----------    -------------      -----------------
VANGUARD GROWTH INDEX
 FUND INVESTOR SHARES*                 7.20%                -6.94%                 11.52%            0.22%       Less than 0.005%
Average Large-Cap
 Growth Fund**                         7.18                 -8.92                   9.37             1.51                   0.63
Spliced Growth Index+                  7.38                 -6.79                  11.61              N/A                    N/A

*    Information  about the Fund's other share classes may be found elsewhere in this Statement of Additional Information.
**   Derived from data provided by Lipper Inc.
+    The Spliced Index  reflects the  performance  of the Fund's  previous index through May 16, 2003, and of the current MSCI Index thereafter.

- The board considered the Fund's short- and long-term investment performance, which is disclosed in the table above. The board concluded that the Fund outperformed or performed near the average large-cap growth fund and its benchmark index over the short- and long-term.

- The board concluded that, in the aggregate, the nature, extent, and quality of services provided by Vanguard to the Fund are appropriate and should continue.

- The board assessed the advisory expenses incurred by the Fund and considered the fair market value of the services provided in light of the expenses incurred. The board concluded that the expenses incurred were significantly less than the average advisory fee paid by others in the Fund's Lipper peer group.

- Based upon its most recent evaluation of the investment staff, the portfolio management process, the investment performance, and the at-cost, internalized management arrangements, the board of the Fund determined that it would be in the best interests of the Fund's shareholders to continue its internalized management arrangement.

- Finally, the board considered whether the Fund should obtain alternative portfolio management services and concluded that, under all the circumstances and based on its informed business judgment, the most appropriate course of action in the best interests of the Fund's shareholders to was continue the investment management arrangement with Vanguard.

VANGUARD SMALL-CAP GROWTH INDEX FUND

The board considered the following factors when determining whether Vanguard should continue providing internalized investment management services at cost to the Fund:

-    The nature, extent, and quality of the services provided.

-    The investment performance of the Fund's assets managed by Vanguard.

-    The fair market value of the services provided.

- A comparative analysis of expense ratios of, and advisory fees paid by, similar funds.

-    Vanguard's control of the operating expenses of the Fund.

     The specific Fund performance and advisory fee information considered by the board included the following:

                                             AVERAGE ANNUAL RETURN (BEFORE TAXES)
                                             ------------------------------------

                                                                                 10 YEARS                           ADVISORY FEES
                                                                                (or since                         EXPRESSED AS AN
                                                           5 YEARS             inception)                        ANNUAL EFFECTIVE
                                1 YEAR ENDED                 ENDED                  ENDED                      RATE OF THE FUNDS'
                                  12/31/2004            12/31/2004             12/31/2004    EXPENSE RATIO      AVERAGE NET ASSET
                                  ----------            ----------             ----------    -------------      -----------------
VANGUARD SMALL-CAP GROWTH
 INDEX FUND INVESTOR SHARES*
 (Inception date May 21, 1998)        16.06%                 7.17%                  7.50%            0.23%                  0.01%
Average Small-Cap Growth Fund**       10.65                 -0.98                   6.18             1.71                   0.77
Spliced Small Cap Growth Index+       16.13                  6.75                   7.11              N/A                    N/A

*    Information  about the Fund's other share classes may be found elsewhere in this Statement of Additional Information.
**   Derived from data provided by Lipper Inc.
+    The Spliced Index  reflects the  performance  of the Fund's  previous index through May 16, 2003, and of the current MSCI Index thereafter.


- The board considered the Fund's short- and long-term investment performance, which is disclosed in the table above. The board concluded that the Fund significantly outperformed the average small-cap growth fund over the short- term and outperformed the average small-cap growth fund over the long-term. The board also noted that the Fund performed near its benchmark index over the short-term and slightly outperformed its benchmark index over the long-term.

- The board concluded that, in the aggregate, the nature, extent, and quality of services provided by Vanguard to the Fund are appropriate and should continue.

- The board assessed the advisory expenses incurred by the Fund and considered the fair market value of the services provided in light of the expenses incurred. The board concluded that the expenses incurred were significantly less than the average advisory fee paid by others in the Fund's Lipper peer group.

- Based upon its most recent evaluation of the investment staff, the portfolio management process, the investment performance, and the at-cost, internalized management arrangements, the board of the Fund determined that it would be in the best interests of the Fund's shareholders to continue its internalized management arrangement.

- Finally, the board considered whether the Fund should obtain alternative portfolio management services and concluded that, under all the circumstances and based on its informed business judgment, the most appropriate course of action in the best interests of the Fund's shareholders was to continue the investment management arrangement with Vanguard.

     Based upon its most recent evaluation of each, then existing, Fund's investment staff, the portfolio management process, the short- and long-term performance results, and the at-cost, internalized management arrangements for each Fund, the board determined that it would be in the best interests of each Fund's shareholders to continue its internalized management arrangements.

OTHER ACCOUNTS MANAGED

Michael H. Buek managed the 500 Index Fund, Small-Cap Index Fund, and Small-Cap Value Index Fund, which, as of December 31, 2004, collectively held assets of $119,258,000,000. Mr. Buek also managed four other registered investment companies with total assets of $9,615,000,000, as of December 31, 2004, and three other pooled investment vehicles with total assets of $433,400,000, as of December 31, 2004.

Donald M. Butler managed the Extended Market Index Fund and Mid-Cap Index Fund, which, as of December 31, 2004, collectively held assets of $17,748,000,000. Mr. Butler also managed three other registered investment companies with total assets of $49,060,000,000, as of December 31, 2004, and two other pooled investment vehicles with total assets of $1,357,500,000, as of December 31, 2004.

Ryan E. Ludt managed the Large-Cap Index Fund, which, as of December 31, 2004, held assets of $119,000,000. Mr. Ludt also managed four other registered investment companies with total assets of $1,817,000,000, as of December 31, 2004, and one other pooled investment vehicle with total assets of $2,239,500,000, as of December 31, 2004.

Gerard C. O'Reilly managed the Total Stock Market Index Fund, Value Index Fund, Growth Index Fund, and Small-Cap Growth Index Fund, which, as of December 31, 2004, collectively held assets of $74,673,000,000. Mr. O'Reilly also managed three other registered investment companies with total assets of $6,280,000,000, as of December 31, 2004, and one other pooled investment vehicle with total assets of $226,200,000, as of December 31, 2004.

MATERIAL CONFLICTS OF INTEREST

At Vanguard, individual portfolio managers may manage multiple accounts for multiple clients. In addition to mutual funds, these other accounts may include separate accounts, collective trusts, or offshore funds. Vanguard manages potential conflicts between funds or with other types of accounts through allocation policies and procedures, internal review processes, and oversight by directors and independent third parties. Vanguard has developed trade allocation procedures and controls to ensure that no one client, regardless of type, is intentionally favored at the expense of another. Allocation policies are designed to address potential conflicts in situations where two or more funds or accounts participate in investment decisions involving the same securities.

DESCRIPTION OF COMPENSATION

As of December 31, 2004, a Vanguard portfolio manager's compensation generally consists of base salary, bonus, and payments under Vanguard's long-term incentive compensation program. In addition, portfolio managers are eligible for the standard retirement benefits and health and welfare benefits available to all Vanguard employees. Also, certain portfolio managers may be eligible for additional retirement benefits under several supplemental retirement plans that Vanguard adopted in the 1980's to restore dollar-for-dollar the benefits of management employees that had been cut back solely as a result of tax law changes. These plans are structured to provide the same retirement benefits as the standard retirement benefits.

     In the case of portfolio managers responsible for managing multiple Vanguard funds or accounts, the method used to determine their compensation is the same for all funds and investment accounts.

     A portfolio manager's base salary is determined by the manager's experience and performance in the role, taking into account the ongoing compensation benchmark analyses performed by the Vanguard Human Resources Department. A portfolio manager's base salary is generally a fixed amount that may change as a result of an annual review, upon assumption of new duties, or when a market adjustment of the position occurs.

     A portfolio  manager's  bonus is  determined  by a number of  factors.  One factor is gross, pre-tax performance of the fund relative to expectations for how the fund should have performed, given its objectives, policies, strategies and limitations, and the market environment during the measurement period. This performance factor is not based on the value of assets held in the fund's portfolio. For the Funds, the performance factor depends on how closely the portfolio manager tracks the fund's benchmark index over a one-year period. Additional factors include the portfolio manager's contributions to the investment management functions within the sub-asset class, contributions to the development of other investment professionals and supporting staff, and overall contributions to strategic planning and decisions for the investment group. The target bonus is expressed as a percentage of base salary. The actual bonus paid may be more or less than the target bonus, based on how well the manager satisfies the objectives stated above. The bonus is paid on an annual basis.

     Under the long-term incentive compensation program, all full-time employees receive a payment from Vanguard's long-term incentive compensation plan based on their years of service, job level, and, if applicable, management responsibilities. Each year, Vanguard's independent directors determine the amount of the long-term incentive compensation award for that year based on the investment performance of the Vanguard funds relative to competitors and Vanguard's operating efficiencies in providing services to the Vanguard funds.

OWNERSHIP OF SECURITIES

Vanguard employees, including portfolio managers, allocate their investments among the various Vanguard funds based on their own individual investment needs and goals. Vanguard employees as a group invest a sizeable portion of their personal assets in Vanguard funds. As of December 31, 2004, Vanguard employees collectively invested $1.27 billion in Vanguard funds. John J. Brennan, Chairman and Chief Executive Officer of Vanguard and the Vanguard funds, and George U. Sauter, Managing Director and Chief Investment Officer, invest substantially all of their personal financial assets in Vanguard funds.

     As of December 31, 2004, Mr. Buek owned shares of the 500 Index Fund within the $10,001-$50,000 range, and Mr. O'Reilly owned shares of the Total Stock Market Index Fund in the $100,001-$500,000 range. Except as noted in the previous sentence, as of December 31, 2004, the portfolio managers did not own any shares of the Index Funds they managed.

                             PORTFOLIO TRANSACTIONS

The advisor decides which securities to buy and sell on behalf of a Fund and then selects the brokers or dealers that will execute the trades on an agency basis or the dealers with whom the trades will be effected on a principal basis. For each trade, the advisor must select a broker-dealer that it believes will provide "best execution." Best execution does not mean the lowest possible spread or commission rate. In seeking best execution, the SEC has said that an advisor should consider the full range of a broker-dealer's services. The factors considered by the advisor in seeking best execution include, but are not limited to, the broker-dealer's execution capability, clearance and settlement services, commission rate, trading expertise, willingness and ability to commit capital, ability to provide anonymity, financial responsibility, reputation and integrity, responsiveness, access to underwritten offerings and secondary markets, and access to company management, as well as the value of any research provided by the broker-dealer. In assessing which broker-dealer can provide best execution for a particular trade, the advisor also may consider the timing and size of the order and available liquidity and current market conditions.

   Currently, it is each Fund's policy that the advisor may at times pay higher commissions in recognition of brokerage services felt necessary for the achievement of better execution of certain securities transactions that otherwise might not be available. The advisor will only pay such higher commissions if it believes this to be in the best interest of the Fund.

 During the fiscal years ended December 31, 2002, 2003, and 2004, the Funds paid brokerage commissions in the following amounts:

FUND                                          2002        2003        2004
----                                          ----        ----        ----
Vanguard Total Stock Market Index Fund  $1,919,000  $3,056,000  $3,263,000
Vanguard 500 Index Fund                  4,386,000   2,681,000   2,944,000
Vanguard Extended Market Index Fund        758,000     846,000   1,063,000
Vanguard Large-Cap Index Fund                  N/A         N/A      14,000
Vanguard Mid-Cap Index Fund                621,000   1,648,000     860,000
Vanguard Small-Cap Index Fund            2,050,000   1,996,000   1,314,000
Vanguard Value Index Fund                  567,000     314,000     289,000
Vanguard Small-Cap Value Index Fund      1,187,000   1,154,000     549,000
Vanguard Growth Index Fund                 743,000   1,021,000     574,000
Vanguard Small-Cap Growth Index Fund       133,000     291,000     290,000